SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

Date of Report: December 30, 2004
(Date of earliest event reported)

Umpqua Holdings Corporation
(Exact Name of Registrant as Specified in Its Charter)

OREGON	**000-25597**	**93-1261319**
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

200 SW Market Street, Suite 1900
Portland, Oregon 97201
(address of Principal Executive Offices)(Zip Code)

(503) 546-2491
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry Into a Material Definitive Agreement

On December 30, 2004, the registrant amended the Executive Supplemental Retirement Plan dated July 1, 2003 by and between the registrant and Raymond P. Davis (the "SERP Agreement"). The amendments bring the SERP Agreement into compliance with the new Internal Revenue Code rules governing nonqualified deferred compensation adopted pursuant to the American Jobs Creation Act of 2004. As required for key employees of publicly traded companies, the amendments provide that distributions will not begin until at least six months after termination of employment. The amendments also conform the plan to the new rules governing early disbursements in the event of an "unforseeable emergency." The amendments also remove the ability of Mr. Davis to elect a change in the form or timing of disbursement, except in accordance with the new Internal Revenue Code rules.

Item 9.01   Financial Statements and Exhibits.

(a)   Not applicable.
(b)   Not applicable.
(c)   Exhibits.
           10.1   Amendment dated December 30, 2004 to Supplemental Executive Retirement Plan between Umpqua Holdings Corporation and Raymond P. Davis dated July 1, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this reported to be signed on its behalf of the undersigned hereunto duly authorized.

UMPQUA HOLDINGS CORPORATION
(Registrant)

Dated: January 3, 2005   By: /s/ Kenneth E. Roberts
                                        Kenneth E. Roberts
                                        Assistant Secretary

UMPQUA HOLDINGS CORPORATION

Amendment to Supplemental Executive Retirement Plan
for Raymond P. Davis

This Amendment, which is dated effective December 30, 2004, amends the Supplemental Executive Retirement Plan by and between Umpqua Holdings Corporation and Raymond P. Davis dated July 1, 2003 (the "Agreement").

The parties desire to amend the Agreement so that it complies with Internal Revenue Code Section 409A, which was promulgated pursuant to the American Jobs Creation Act of 2004. Accordingly, the parties agree that the Agreement shall be amended as follows:

1. In Section 2.1, the definition of "Normal Commencement Date" shall be amended in its entirely to read:

    " '**Normal Commencement Date**' means the later of (i) the first day of the month which is six months after the Termination Date or (ii) the first day of the month following Retirement Age."

2. In Section 2.1, the following definition for "Unforeseeable Emergency" shall be added:

    " '**Unforeseeable Emergency**' means a severe financial hardship resulting from an illness or accident of Participant, Participant's spouse or a dependent (as defined in Section 152(a) of the Internal Revenue Code), loss of Participant's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of Participant."

3. Section 2.3 shall be amended in its entirety to read:

    "**Section 2.3 Benefits Upon Disability of Participant Prior to Retirement Age.** If Participant's employment terminates by reason of a Disability, Participant shall be entitled to receive monthly payments commencing on the first day of the month six months after the Termination Date. The amount of the monthly payments will be determined by annuitizing the amount of the Account as of the Termination Date using the then life expectancy table published by the Internal Revenue Service and other appropriate assumptions determined by Umpqua's consulting actuaries reasonably acceptable to Participant. Subject to Section 2.7, the monthly payments shall continue until Participant's death."

4. In Section 2.6, the last sentence of the first paragraph shall be amended to read: "This annual benefit shall be paid in monthly installments."

5. Section 2.7 shall be amended in its entirety to read:

    "**Section 2.7   Election as to Timing or Form of Payments**. Participant may, by completing an election form and filing it with the Administrator elect to change the form and timing of distributions, provided that:

    (a)   The election may not increase the accrued costs to Umpqua;

(b)   No election to accelerate the timing of payments is permitted;

(b)   Any election to change the time or form of distribution may not take effect until at least 12 months after the date on which the amendment is made;

(c)   Other than a distribution upon death or Unforeseeable Emergency, the first payment with respect to such election must be deferred for a period of at least 5 years from the date such payment otherwise would have been made; and

(d)   An amendment related to a distribution to be made at a specified time may not be made less than 12 months prior to the date of the first scheduled payment."

6.   Section 2.8 shall be amended in its entirety to read: "RESERVED."

7.   Section 2.10 shall be amended in its entirety to read:

"**Section 2.10 Early Payment for Unforeseeable Emergency**. Participant shall not be entitled to withdraw any portion of the balance in the Account except that, in event of hardship caused by an Unforeseeable Emergency, the Administrator may, but is under no obligation to, distribute all or a portion of the Account. The amount distributed may not exceed the amount necessary to satisfy the financial hardship plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution, after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of Participant's assets (to the extent the liquidation of such assets would not itself cause severe financial hardship). In the event of any early payment, later benefits will be appropriately adjusted to reflect the early payment as determined by Umpqua's consulting actuaries."

8.   Section 3.1 shall be amended in its entirety to read:

"**Section 3.1 Amendment or Termination**. This Plan may be amended or terminated only by the written agreement authorized by the Compensation Committee and signed by the Administrator and Participant. Any amendment that changes the form or timing of distributions must comply with the restrictions in Section 2.7 above.

9.   Except as specifically amended herein, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

Participant: Umpqua Holding Corporation:

/s/ Raymond P. Davis   By: /s/ William Lansing
Raymond P. Davis   William Lansing,
                                               Chairman of Compensation Committee